May 7, 2024

Via Edgar

Ms. Claire Erlanger

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Topgolf Callaway Brands Corp.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished February 13, 2024

Dear Ms. Erlanger:

We are writing in response to your letter dated May 1, 2024 (the “Comment Letter”) setting forth comments of the staff of the Securities and Exchange Commission relating to the above referenced filings of Topgolf Callaway Brands Corp. (the “Company”). Pursuant to today’s telephone conversation, we respectfully request an extension of an additional ten business days for the Company to respond to the Comment Letter. As such, the Company intends to submit its response to the Comment Letter on or before May 30, 2024.

Thank you for your consideration.

Very truly yours,

/s/ Brian P. Lynch
Brian P. Lynch
Executive Vice President and Chief Financial Officer

Topgolf Callaway Brands Corp. 2180 Rutherford Road Carlsbad, CA 92008-7328 T (760) 931 1771